As filed with the Securities and Exchange Commission on March 5, 2004

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cumulus Media Inc.

(Exact Name of Registrant as Specified in Its Charter)

		36-4159663
Delaware	4832
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
(404) 949-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
Cumulus Media Inc.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
(404) 949-0700
(Name, Address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark L. Hanson, Esq.
Jones Day
3500 SunTrust Plaza
303 Peachtree Street
Atlanta, Georgia 30308-3242
(404) 521-3939

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered (1)	Per Unit (2)	Offering Price (2)	Registration Fee (3)

Class A Common Stock, par value $.01 per share	10,000,000 shares	$19.84	$198,400,000	$25,137

(1)	Pursuant to Rule 429 of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement contains a combined prospectus that relates to 10,000,000 shares of the Registrant’s Class A Common Stock being registered hereunder, and to 7,905,174 remaining shares of the Registrant’s Class A Common Stock registered on Form S-4 Registration Statement No. 333-90990, as amended (the “Earlier Registration Statement”). Fees totaling $17,103 covering the previously registered shares were paid by the Registrant upon filing the Earlier Registration Statement.

(2)	Estimated solely for purposes of computing the Registration Fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the average of the reported high and low sales prices of Class A Common Stock of the Company on the NASDAQ National Market (“NASDAQ”) on March 3, 2004.

(3)	The registration fee for the securities offered hereby, $25,137, is calculated pursuant to Rule 457(c) under the Securities Act as follows: ..0001267 multiplied by the product of $19.84, the average of the reported high and low sales prices of the Class A Common Stock on NASDAQ on March 3, 2004 (a date within 5 business days prior to this filing), multiplied by 10,000,000, the number of shares to be registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 5, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

CUMULUS MEDIA INC.

17,905,174 Shares
Class A Common Stock
Par Value $.01 Per Share

     This prospectus relates to up to 17,905,174 shares of Class A Common Stock of Cumulus Media Inc. that we may issue from time to time in connection with our acquisition of other businesses, properties or securities in business combination transactions utilizing a “shelf” registration process. We expect the terms of acquisitions involving our issuance of shares of Class A Common Stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, properties or securities that we may acquire. We will value shares of Class A Common Stock issued in exchange for assets or securities in business combination transactions at prices reasonably related to market prices of our Class A Common Stock, or the value of the assets to be received by us, at the time we agree upon the terms of an acquisition.

     We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions, although we may pay finder’s fees from time to time in connection with specific acquisitions. Any person receiving such fee may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, referred to as the Securities Act.

     This prospectus may also be used by securityholders who received Class A Common Stock covered by this prospectus in transactions described above and who wish to resell shares of Class A Common Stock in transactions registered under the Securities Act. We will receive no consideration in connection with sales by those securityholders. Any securityholders who are participating in a resale of their Class A Common Stock in a transaction covered by this prospectus, and the terms of the sales of their Class A Common Stock, will be set forth in a supplement to this prospectus.

     Our Class A Common Stock is quoted on the NASDAQ National Market under the symbol “CMLS.” On March 4, 2004, the last reported sale price of the Class A Common Stock was $21.10 per share.

     Investing in our Class A Common Stock involves a high degree of risk. See “RISK FACTORS,” beginning on page 8 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus or any supplement to which it relates. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2004.

ABOUT THIS PROSPECTUS
CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS
THE COMPANY
Our Business
Our Strategy
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
SECURITIES COVERED BY THIS PROSPECTUS
VALIDITY OF SECURITIES
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES
EXHIBIT INDEX
EX-5.1 OPINION OF JONES DAY REGARDING VALIDITY
EX-23.1 CONSENT OF KPMG LLP

ABOUT THIS PROSPECTUS	1
CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS	2
THE COMPANY	3
Our Business	3
Our Strategy	4
THE OFFERING	4
SUMMARY CONSOLIDATED FINANCIAL DATA	6
RISK FACTORS	8
USE OF PROCEEDS	15
SECURITIES COVERED BY THIS PROSPECTUS	15
VALIDITY OF SECURITIES	16
EXPERTS	16
AVAILABLE INFORMATION	16
INCORPORATION OF DOCUMENTS BY REFERENCE	17

ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date on their respective cover pages, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities. In this prospectus, the terms “Company”, “Cumulus”, “we”, “us”, and “our” refer to Cumulus Media Inc. and its consolidated subsidiaries. The term “Class A Common Stock” means our Class A Common Stock, par value $.01 per share.

     We have not taken any action to permit a public offering of the shares of securities outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of securities and the distribution of this prospectus outside the United States.

CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS

     In various places in this prospectus, any prospectus supplement and the documents we incorporate by reference, we use statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of these statements, our expectations are based on reasonable assumptions, these statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, words such as “anticipates,” “believes,” “expects,” “intends,” and similar expressions, as they relate to us or our management, are intended to identify these forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred to under “Risk Factors” and as otherwise described in our periodic filings with the SEC.

     Important facts that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

•	the impact of general economic conditions in the United States or in specific markets in which we currently do business;

•	industry conditions, including existing competition and future competitive technologies;

•	the popularity of radio as a broadcasting and advertising medium;

•	cancellations, disruptions or postponements of advertising schedules in response to national or world events;

•	our capital expenditure requirements;

•	legislative or regulatory requirements;

•	risks and uncertainties relating to our leverage;

•	interest rates;

•	consummation and integration of pending or future acquisitions;

•	access to capital markets; and

•	fluctuations in exchange rates and currency values.

     Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under Federal securities laws. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in any document we incorporate by reference, the date of that document.

THE COMPANY

Our Business

     We own and operate FM and AM radio station clusters serving mid-size markets throughout the United States. We are the second largest radio broadcasting company in the United States based on the number of stations owned or operated. According to Arbitron’s Market Report and data published by Miller, Kaplan, we have assembled market-leading groups or clusters of radio stations that rank first or second in terms of revenue share or audience share in substantially all of our markets. As of March 1, 2004, we owned and operated 268 stations in 56 mid-sized U.S. media markets. In addition, we own and operate a multi-market network of five radio stations in the English-speaking Caribbean. Under our local marketing agreements, we provide sales and marketing services for 17 radio stations in 6 U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations.

     Relative to the 50 largest markets in the United States, we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

•	a greater use of radio advertising, as evidenced by the greater percentage of total media revenues captured by radio than the national average;

•	rising advertising revenues, as the larger national and regional retailers expand into these markets;

•	small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and

•	lower overall susceptibility to economic downturns.

     We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecommunications Act of 1996, referred to as the Telecom Act, and the FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and to the greater attention historically given to the larger markets by radio station acquirers. According to the FCC’s records, as of December 31, 2003, there are approximately 8,769 FM and 4,794 AM stations in the United States.

     To maximize the advertising revenues and station operating income of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations to advertisers in a given market. We also seek to increase the amount of locally originated programming content that airs on each station. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our competitive advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.

     We believe that we are in a position to generate revenue growth, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our station operating income growth rates and margins to those levels found in large markets. Many of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

     We are a Delaware corporation with our principal executive offices located at 3535 Piedmont Road, Building 14, Fourteenth Floor, Atlanta, Georgia 30305. Our website is located at www.cumulus.com. The information included on our website is not a part of this prospectus.

Our Strategy

     We are focused on generating internal growth through improvement in station operating income for the portfolio of stations we operate, while enhancing our station portfolio and our business as a whole, through the acquisition of individual stations or clusters that satisfy our acquisition criteria.

Operating Strategy

     Our operating strategy has the following principal components:

•	achieve cost efficiencies associated with common infrastructure and personnel and increase revenue by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers;

•	develop each station in our portfolio as a unique enterprise, marketed as an individual, local brand with its own identity, programming content, programming personnel, inventory of time slots and sales force;

•	use audience research and music testing to refine each station’s programming content to match the preferences of the station’s target demographic audience, in order to enrich our listeners’ experiences by increasing both the quality and quantity of local programming; and

•	position station clusters to compete with print and television advertising by combining favorable advertising pricing with diverse station formats within each market to draw a larger and broader listening audience to attract a wider range of advertisers.

Acquisition Strategy

     Our acquisition strategy has the following principal components:

•	assemble leading station clusters in the top 50 to 250 radio markets by taking advantage of the size and fragmented nature of ownership in these markets;

•	acquire leading stations in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance; and

•	reconfigure our existing stations, or acquire new stations, located near large markets, that based on an engineering analysis of signal specifications and the likelihood of receiving FCC approval, can be redirected, or “moved-in,” to those larger markets.

THE OFFERING

     We may offer up to 17,905,174 shares of our Class A Common Stock from time to time under this prospectus in connection with one or more acquisitions of other businesses, properties or securities. We may pay for these acquisitions with shares of Class A Common Stock, cash, debt or other securities, or we may assume liabilities of, or commitments to make future capital contributions to, the business being acquired, or any combination thereof. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business, or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, properties or securities that we may acquire.

     We expect that the value of the shares of Class A Common Stock that we issue in connection with any acquisition will be at prices reasonably related to market prices of our Class A Common Stock, or the value of the assets to be received by us, at the time we agree upon the terms of an acquisition. The shares may be issued in installments or subject to contingencies or other conditions.

     In June 2002 we registered 10,000,000 shares of our Class A Common Stock on a Registration Statement on Form S-4, referred to as the 2002 Registration Statement, so that we could issue such shares from time to time in connection with our acquisition of other businesses, properties or securities in business combination transactions utilizing the “shelf” registration process. Since the 2002 Registration Statement became effective, we have issued 2,094,826 of the 10,000,000 shares registered on the 2002 Registration Statement, and as of March 3, 2004, of the 7,905,174 shares remaining under the 2002 Registration Statement, we have entered into agreements to issue approximately 6,073,589 shares in connection with various acquisitions we expect to complete during 2004.

     We are registering an additional 10,000,000 shares of our Class A Common Stock on the registration statement of which this prospectus is a part. Pursuant to Rule 429 of the Securities Act of 1933, as amended, with respect to the shares available under the 2002 Registration Statement, this prospectus shall also serve as a prospectus for the 2002 Registration Statement, and the registration statement of which this prospectus is a part will act, upon its effectiveness, as a post-effective amendment to the 2002 Registration Statement. As a result, the total number of shares to which the prospectus relates is 17,905,174 shares of Class A Common Stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

     The following table is a summary of our consolidated financial data for the periods presented. You should read the following data in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as well as our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, which are incorporated by reference into this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

				(unaudited)
				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2000	2001	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$226,640	$202,087	$252,597	$207,060
Station operating expenses excluding depreciation, amortization and LMA fees	192,065	142,357	159,766	131,895
Depreciation and amortization (1)	44,003	50,585	16,865	14,325
LMA fees	4,825	2,815	1,368	1,208
Corporate general and administrative expenses	18,232	15,180	13,710	9,981
Restructuring and other charges (credits)	16,226	6,781	(971)	(268)
Non cash stock compensation expense	—	—	171	218

Operating income (loss)	(48,711)	(15,631)	61,688	49,701
Net interest expense	(26,055)	(28,716)	(29,226)	(16,987)
Loss on early extinguishment of debt	—	—	(9,115)	(15,243)
Other income (expense), net	73,280	10,300	1,957	(256)
Income tax benefit (expense) (1)	(812)	3,494	(76,357)	(17,072)

Net income (loss) before cumulative effect of a change in accounting principle	(2,298)	(30,553)	(51,053)	143
Cumulative effect of a change in accounting principle, net of tax	—	—	(41,700)	—

Net income (loss)	$(2,298)	$(30,553)	$(92,753)	$143

Preferred stock dividends, deemed dividends, accretion of discount and redemption premium	14,875	17,743	27,314	1,908

Net loss attributable to common stockholders	$(17,173)	$(48,296)	$(120,067)	(1,765)

Basic and diluted loss per common share before the cumulative effect of a change in accounting principle	$(0.49)	$(1.37)	$(1.44)	$(0.03)
Cumulative effect of a change in accounting principle	—	—	(0.76)	—
Basic and diluted loss per common share	$(0.49)	$(1.37)	$(2.20)	$(0.03)

				(unaudited)
				Nine Months
	Year Ended December 31,			Ended
				September 30,
	2000	2001	2002	2003

	(in thousands, except per share data)
Other Financial Data:
Net cash provided by/(used in) operating activities	(14,565)	11,440	40,276	23,157
Net cash used in investing activities	(190,274)	(48,164)	(138,734)	(135,154)
Net cash provided by/(used in) financing activities	(3,763)	31,053	153,530	56,809
Balance Sheet Data:
Total assets	$966,901	$965,317	$1,355,514	$1,439,138
Long-term debt (including current portion)	285,228	320,018	420,262	483,063
Preferred stock subject to mandatory redemption	119,708	134,489	14,168	—
Stockholders’ equity	471,872	423,884	720,840	755,927

(1) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, which had the impact of eliminating amortization expense related to goodwill and broadcast licenses. As a result, fiscal 2002 and fiscal 2003 depreciation and amortization are not comparable to previous years. In addition and in connection with the elimination of amortization of our intangibles, the reversal of deferred tax liabilities relating to those assets could no longer be assured within our net operating loss carryforward period. Accordingly, a valuation allowance was established against our deferred tax assets, resulting in a $57.9 million non cash charge to tax expense during 2002. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Annual Report on Form 10-K for the year ended December 31, 2002 as well as the notes to the financial statements contained therein for a more complete explanation of the impact of the adoption of SFAS No. 142.

RISK FACTORS

     Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially and adversely affected by any of these risks. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We operate in a very competitive business environment.

     Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media, such as newspapers, magazines, cable and broadcast television, outdoor advertising, the Internet and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator in the same market.

     Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, any one of our stations could suffer a reduction in ratings or revenue and could require increased promotion and other expenses, and, consequently, could have a lower station operating income, if:

•	another radio station in the market were to convert its programming format to a format similar to our station or launch aggressive promotional campaigns;

•	a new station were to adopt a competitive format; or

•	an existing competitor were to strengthen its operations.

     The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices paid for these properties by us.

We must respond to the rapid changes in technology, services and standards that characterize our industry in order to remain competitive.

     The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of competition from new media technologies and services. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Various new media technologies and services are being developed or introduced, including:

•	satellite-delivered digital audio radio service, which has resulted in the introduction of new subscriber-based satellite radio services with numerous niche formats;

•	audio programming by cable systems, direct-broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

•	in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and

•	low-power FM radio, which could result in additional FM radio broadcast outlets.

     We cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

We face many unpredictable business risks that could have a material adverse effect on our future operations.

     Our operations are subject to many business risks, including certain risks that specifically influence the radio broadcasting industry, that could have a material adverse effect on our business. These include:

•	changing economic conditions, both generally and relative to the radio broadcasting industry in particular;

•	shifts in population, listenership, demographics or audience tastes;

•	the level of competition from existing or future technologies for advertising revenues, including, but not limited to, other radio stations, satellite radio, television stations, newspapers, the Internet, and other entertainment and communications media; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies, including the U.S. Department of Justice, the Federal Trade Commission and the FCC.

     Given the inherent unpredictability of these variables, we cannot with any degree of certainty predict what effect, if any, these risks will have on our future operations.

There are risks associated with our acquisition strategy.

     We intend to continue to grow through internal expansion and by acquiring radio station clusters and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing these acquisitions or what the consequences of these acquisitions will be. Consummation of our pending acquisitions and any acquisitions in the future are subject to various conditions, such as compliance with FCC and antitrust regulatory requirements. The FCC requirements include:

•	approval of license assignments and transfers;

•	limits on the number of stations a broadcaster may own in a given local market; and

•	other rules or policies, such as the ownership attribution rules, that could limit our ability to acquire stations in certain markets where one or more of our stockholders has other media interests.

     The antitrust regulatory requirements include:

•	filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, where applicable;

•	expiration or termination of the waiting period under the HSR Act; and

•	possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues under the HSR Act or otherwise.

     We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC’s rules and the Communications Act of 1934, referred to as the Communications Act.

     Our acquisition strategy involves numerous other risks, including risks associated with:

•	identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

•	integrating operations and systems and managing a large and geographically diverse group of stations;

•	diverting management’s attention from other business concerns;

•	potentially losing key employees at acquired stations; and

•	the diminishing number of properties available for sale in mid-size markets.

     We cannot be certain that we will be able to successfully integrate our acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as those of previous acquisitions. Depending upon the nature, size and timing of potential future acquisitions, we may be required to raise additional financing in order to consummate additional acquisitions. We cannot assure you that our debt agreements will permit the necessary additional financing or that additional financing will be available to us or, if available, that financing would be on terms acceptable to our management.

Because a significant portion of our total assets is represented by intangible assets and goodwill that is subject to mandatory, annual impairment evaluations, we have written off, and could in the future be required to write off, a significant portion of these assets, which may adversely affect our financial condition and results of operations.

     We have acquired businesses that have been accounted for using the purchase method of accounting. A portion of the purchase prices for these businesses was allocated to identifiable tangible and intangible assets, principally FCC broadcast licenses, based on estimated fair values at the dates of the acquisitions. Any excess purchase price was allocated to goodwill. Prior to January 1, 2002, the cost of FCC broadcast licenses and goodwill was amortized using the straight-line method over an estimated useful life of 25 years. Effective January 1, 2002, upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, FCC broadcast licenses and goodwill are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.

     As required by the transition provisions of SFAS No. 142, we compared the estimated fair values of our FCC broadcast licenses to the book values by market and, as a result of the comparison, took a charge in the first quarter of 2002 of $41.7 million, net of taxes. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required us to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Based on the results of its first step test, we were not required to perform the second step test on any of our reporting units. However, there can be no assurance that there will not be further adjustments for impairment in future periods.

     In connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon the adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets is no longer assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and we recorded a $57.9 million non-cash charge to income tax expense during the first quarter of 2002. In addition to this charge, we established a valuation allowance of $7.3 million against deferred tax assets created when certain broadcast licenses were written down as a result of the transitional impairment test for broadcast licenses upon the adoption of SFAS No. 142. The Company has also recorded additional deferred tax expense of $17.1 million for the nine-month period ended September 30, 2003 and $8.4 million for the year ended December 31, 2002, to establish a valuation allowance against net operating loss carry-forwards generated during those periods, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes, but is no longer amortized in the financial statements. Our management has determined that it is more likely than not that we will realize the benefit of our deferred tax assets, net of the existing valuation allowances, at September 30, 2003.

Our ability to generate revenue could be affected by economic recession.

     We derive substantially all of our revenue from the sale of advertising time on our radio stations. Generally, advertising tends to decline during economic recessions or downturns. Furthermore, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets is directly affected by local or regional economic conditions.

     A continued recession, or a downturn in the U.S. economy, or in the economy of any individual geographic market in which we own or operate stations, could have a significant effect on our financial condition or results of operations.

We are dependent on key personnel.

     Our business is managed by a small number of key management and operating personnel, and our loss of one or more of these individuals could have a material adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with some of our key management personnel that include provisions restricting their ability to compete with us under specified circumstances.

     We also employ several on-air personalities with large loyal audiences in their individual markets. The loss of one or more of these personalities could result in a short-term loss of audience share in that particular market.

The broadcasting industry is subject to extensive and changing Federal regulation.

     The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

     We must also comply with the extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, the signals transmitted by our radio stations could be impaired by other radio stations, which could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time and we cannot assure you that those changes would not have a material adverse effect on us.

We are required to obtain prior FCC approval for each radio station acquisition.

     The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC could prohibit or require the restructuring of our future acquisitions, or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets. In addition, where acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, and specifically invites public comment on these applications. This policy may help trigger petitions to deny and informal objections against FCC applications for our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve potential future acquisitions.

Risks Related to Our Indebtedness

We have substantial indebtedness that could have a material adverse effect on us.

     As of September 30, 2003, our long-term debt was $483.1 million, representing approximately 63.9% of our stockholders’ equity. Our credit facilities have interest and principal repayment and redemption obligations that are substantial in amount and would have a substantial impact on our stockholders.

     The level of our indebtedness could have several important consequences to you. You should note that:

•	a substantial portion of our cash flow is, and will be, dedicated to debt service and is not, and will not be, available for other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired in the future;

•	certain of our borrowings are, and will be, at variable rates of interest, which may expose us to the risk of increased interest rates;

•	our leveraged position and the covenants contained in our credit facilities could limit our ability to compete, expand or make capital improvements; and

•	our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our ability to fulfill our debt obligations could be adversely affected by many factors.

     Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, technological, legislative and regulatory factors, many of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt obligations in the future. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and may be required to:

•	reduce or delay planned acquisitions, expansions and capital expenditures;

•	sell material assets or operations;

•	obtain additional equity capital; or

•	restructure our debt.

     If liquidity problems require us to take any of these actions, we cannot provide you any assurance as to: (1) the timing of any sales or the proceeds that we could realize from these sales, (2) our ability to obtain additional equity capital or successfully complete a restructuring of our debt, or (3) whether these sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

Our credit facilities impose significant restrictions on us.

     Our credit facilities restrict, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends, make particular types of investments or make other restricted payments;

•	enter into some types of transactions with affiliates;

•	merge or consolidate with any other person; or

•	sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     In addition, our credit facilities also restrict our ability to incur liens or to sell some assets. Our credit facilities also require us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will maintain those ratios or meet those tests. A breach of any of these restrictions could result in a default under our credit facilities. Our lenders have taken security interests in substantially all of our consolidated assets, and we have pledged the stock of our subsidiaries to secure the debt under our credit facilities. If an event of default under our credit facilities occur, our lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, those lenders could proceed against the collateral pledged to them to secure that indebtedness. If our indebtedness were accelerated, our assets may not be sufficient to repay in full that indebtedness. Our ability to comply with the restrictions and covenants in our credit facilities will depend upon our future performance and various other factors, such as business, competitive, technological, legislative and regulatory factors, some of which are beyond our control. If we fail to comply with the restrictions and covenants in our existing credit facilities, our lenders could declare all amounts owed to them immediately due and payable.

Risks Related to Our Class A Common Stock

The public market for our Class A Common Stock may be volatile.

     We cannot assure you that the market price of our Class A Common Stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

•	conditions and trends in the radio broadcasting industry;

•	actual or anticipated variations in our quarterly operating results, including audience share ratings and financial results;

•	changes in financial estimates by securities analysts;

•	technological innovations;

•	competitive developments;

•	adoption of new accounting standards affecting companies in general or affecting companies in the radio broadcasting industry in particular; and

•	general market conditions and other factors.

     Further, the stock markets, and in particular the NASDAQ National Market, on which our Class A Common Stock is listed, from time to time have experienced extreme price and volume fluctuations that were not necessarily related or proportionate to the operating performance of the affected companies. In addition, general economic, political and market conditions such as recessions, interest rate movements or international currency fluctuations, may adversely affect the market price of our Class A Common Stock.

Certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock.

     As of December 31, 2003, and after giving effect to the exercise of all of their options exercisable within 60 days of that date, Lewis W. Dickey, Jr., our Chairman, President, Chief Executive Officer and a director, John W. Dickey, our Executive Vice President, collectively own 4,791,811 shares, or approximately 8.6%, of our outstanding Class A Common Stock, and 2,145,561 shares, and 100.0%, of our outstanding Class C Common Stock, which collectively represent approximately 34.0% of the outstanding voting power of our common stock. Consequently, they have the ability to exert significant influence over our policies and management. The interests of these stockholders may differ from the interests of our other stockholders.

     As of December 31, 2003, BA Capital Company, L.P., referred to as BA Capital, and its affiliate, BancAmerica Capital Investors SBIC I, L.P., referred to as BACI, together own 840,250 shares, or 1.6%, of our Class A Common Stock and 11,630,759 shares, or 100.0%, of our nonvoting Class B Common Stock, which is convertible into shares of Class A Common Stock. BA Capital also holds options exercisable within 60 days of December 31, 2003 to purchase 85,810 shares of our Class A Common Stock and Robert H. Sheridan, III, one of our directors and a senior vice president and managing director with an economic interest in the general partners of both BA Capital and BACI, holds options exercisable within 60 days of December 31, 2003 to purchase 29,999 shares of our Class A Common Stock. Assuming that those options were exercised for shares of Class A Common Stock, and giving effect to the conversion into shares of Class A Common Stock of all shares of Class B Common Stock held by BA Capital and BACI, BA Capital and BACI would hold approximately 17.5% of the total voting power of our common stock. BA Capital and BACI are both affiliates of Bank of America Corporation. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital’s designee. As a result, BA Capital, BACI and Mr. Sheridan have the ability to exert significant influence over our policies and management, and their interests may differ from the interests of our other stockholders.

USE OF PROCEEDS

     All of the Class A Common Stock offered under this prospectus by the Company may be issued from time to time by the Company in connection with the Company’s acquisition of other businesses, properties or securities in business combination transactions. See “Securities Covered by This Prospectus.”

SECURITIES COVERED BY THIS PROSPECTUS

     This prospectus may be used by us for the offer and sale of these shares, from time to time in connection with the acquisition of other businesses, properties or securities in business combination transactions. The consideration that will be offered by us in these acquisitions, in addition to any shares of Class A Common Stock offered under this prospectus, may include cash, debt or other securities, or we may assume liabilities of, or commitments to make future capital contributions to, the business being acquired, or any combination thereof. The terms of acquisitions are typically determined by negotiations between us and the owners of the businesses, properties or securities to be acquired, with our taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. Shares of Class A Common Stock issued to the owners of the businesses, properties or securities to be acquired by us will generally be valued at a price reasonably related to the market value of the Class A Common Stock or the value of the assets to be received, at the time the terms of the acquisition are agreed upon. Class A Common Stock issued under this prospectus will be freely transferable under the Securities Act, except for securities issued to persons who may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act. Class A Common Stock issued in connection with these transactions to persons who constitute underwriters within the meaning of Section 2(11) may not be publicly reoffered or resold by these persons except pursuant to an effective registration statement under the Securities Act covering such shares or, in certain circumstances, pursuant to Rule 145(d) or any other applicable exemption under the Securities Act. If you receive Class A Common Stock covered by this prospectus, you should seek the advice of your own legal counsel with respect to the legal requirements of such resales.

     This prospectus has also been prepared for use by persons who may receive from us shares of Class A Common Stock covered by the registration statement, of which this prospectus is a part, in acquisitions and who may be entitled to offer such shares of Class A Common Stock under circumstances requiring the use of a prospectus (such persons being referred to under this caption as securityholders). No securityholders will be authorized to use this prospectus for any offer of Class A Common Stock without first obtaining our consent. We may consent to the use of this prospectus for a limited period of time by the securityholders and subject to limitations and conditions that may be varied by agreement between the Company and the securityholders. Resales of these shares of Class A Common Stock may be made on the NASDAQ National Market or any other exchange on which our Class A Common Stock may be listed, in the over-the-counter market or in private transactions or pursuant to underwriting agreements. We will not receive any of the proceeds from any such sales.

     Agreements with securityholders permitting use of this prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that securityholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required. The securityholders may be deemed to be underwriters within the meaning of the Securities Act.

     When resales are to be made through a broker or dealer selected by the Company, the broker or dealer may act solely as agent or may acquire such Class A Common Stock as principal. Brokers or dealers participating in such transactions as agent may be entitled to commissions (including negotiated commissions to the extent permissible). Any such sales may be by block trade. Any commission paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Class A Common Stock as principal, any profits received on the resale of such Class A Common Stock, may be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition to the shares of Class A Common Stock offered hereby, we may from time to time issue additional shares of Class A Common Stock through public offerings or private placements. We may make such future issuances of Class A Common Stock in connection with our acquisition of other businesses, properties or securities in business combination transactions or for other purposes.

VALIDITY OF SECURITIES

     Jones Day, Atlanta, Georgia will pass upon the validity of the Class A Common Stock that may be offered by this prospectus.

EXPERTS

     Our financial statements as of December 30, 2002 and 2001, and for the fiscal years ended December 31, 2002, 2001 and 2000, incorporated by reference in this prospectus, have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

     We have filed with the SEC under the Securities Act a Registration Statement on Form S-4. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934.

     You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. For further information concerning the operation of the SEC’s Public Reference Room, you may call the SEC at (800) SEC-0330. You may also access the materials that we file electronically with the SEC via the SEC’s web site, www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or subsequently incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2002

Quarterly Reports on Form 10-Q	Periods ended March 31, 2003; June 30, 2003 and September 30, 2003

Current Reports on Form 8-K	Filed on April 2, 2003 and December 11, 2003

Amendment No. 1 to Registration Statement on Form 8-A	Filed on August 2, 2002

     We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the shares covered by this prospectus are sold or deregistered (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC). This additional information is a part of this prospectus from the date of filing of those documents.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The information relating to us in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated by reference into this prospectus by reference should be read in conjunction with documents filed with the SEC by us.

     Documents incorporated by reference are available from us without charge, excluding exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. Any person to whom a prospectus is delivered may obtain documents incorporated by reference into this prospectus at no cost, by requesting them on our website, www.cumulus.com, in writing, or by telephone from us at the following address:

Cumulus Media Inc.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
Telephone: (404) 949-0700
Attention: Richard S. Denning, General Counsel and Secretary

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that our certificate of incorporation does not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any act or omission occurring before the effective date of our certificate of incorporation.

     Our by-laws provide that each director, officer or employee who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of ours or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by us to the fullest extent permitted or required by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided below with respect to proceedings to enforce rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the proceeding (or part thereof) was authorized by our board.

     This right to indemnification shall include the right to have paid by us the expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law so requires, such an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee to repay all amounts so advanced, if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under our by-laws or otherwise. The rights to indemnification and to the advancement of expenses conferred in our by-laws shall be contract rights and these rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

     The rights to indemnification and to the advancement of expenses conferred in our by-laws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, our certificate of incorporation, our by-laws, or any agreement, vote of stockholders or disinterested directors or otherwise.

     We generally maintain insurance, at our expense, to protect us and any of our directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     We may, to the extent authorized from time to time by our board, grant rights to indemnification and to the advancement of expenses to any of our employees or agents to the fullest extent of the provisions of our by-laws with respect to the indemnification and advancement of expenses of our directors and officers.

Item 21. Exhibits.

Exhibit
Number	Description of Exhibits

3.1	Amended and Restated Certificate of Incorporation of Cumulus Media Inc. (incorporated herein by reference to Exhibit 3.1 of the Company’s current report on Form 8-K, filed on August 2, 2002).

3.2	Amended and Restated By-laws of Cumulus Media Inc. (incorporated herein by reference to Exhibit 3.2 of the Company’s current report on Form 8-K, filed on August 2, 2002).

4.1	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K, filed on August 2, 2002).

*5.1	Opinion of Jones Day regarding validity

*23.1	Consent of KPMG LLP

*23.5	Consent of Jones Day (included in Exhibit 5.1)

*24.1	Power of Attorney (included on signature page to this Registration Statement)

*	Filed with this registration statement.

Item 22. Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (6)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (7)  To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, in the State of Georgia, on March 5, 2004.

Cumulus Media Inc.

By:	/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis W. Dickey, Jr. and Martin R. Gausvik, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2004

/s/ Martin R. Gausvik Martin R. Gausvik	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 5, 2004

/s/ Ralph B. Everett Ralph B. Everett	Director	March 5, 2004

/s/ Holcombe T. Green, Jr. Holcombe T. Green, Jr.	Director	March 5, 2004

/s/ Eric P. Robison Eric P. Robison	Director	March 5, 2004

/s/ Robert H. Sheridan, III Robert H. Sheridan, III	Director	March 5, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

5.1	Opinion of Jones Day regarding validity

23.1	Consent of KPMG LLP

23.5	Consent of Jones Day (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page to this Registration Statement)